SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: SEI Exchange Traded Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

SEI Investments Company

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Telephone Number (including area code): 1-610-676-1000

Name and address of agents for service of process:

Timothy D. Barto, Esq.

SEI Investments Company

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Copy to:

Timothy W. Levin, Esquire

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒                No  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Oaks, and the Commonwealth of Pennsylvania, on the 29th day of October, 2021.

SEI EXCHANGE TRADED FUNDS TRUST (Name of Registrant)

By:	/S/ Stephen MacRae
Name:	Stephen MacRae
Title:	Sole Initial Trustee